July 7, 2017

Kim McManus

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Terra Secured Income Fund 5, LLC
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 14, 2017
File No. 000-55780

Dear Ms. McManus:

By letter dated June 26, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Terra Secured Income Fund 5, LLC (the “Company,” “we,” “us” or “our”) with its comment to Amendment No. 1 of the Company’s Form 10-12G filed on June 14, 2017 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comment. The page number included in our response below refers to the marked copy of the previously filed Registration Statement.

Management's Discussion and Analysis

Overview, page 39

1.	We note your response to comment 4 of our letter dated May 25, 2017. Please explain how you calculated the weighted average interest rate. Additionally, please explain how you calculated the reconciliation; it is not currently clear how the weighted average interest rate reconciles when comparing your gross and net investments.

In response to the Staff's comment, we hereby advise the Staff that the weighted average interest rate on the investments of 11.93% which appears in the lead in to the table on page 39 of the Registration Statement under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" represents the weighted average interest rate as of March 31, 2017, whereas the weighted average interest rate in the table that follows of 12.65% represents a weighted average figure over the three month period ended March 31, 2017, as noted therein.

Additionally, the 12.65% weighted average interest rate over the three month period ended March 31, 2017 represents the net interest income over the period (interest income on the investments less interest expense) divided by the weighted average principal amount of the net investments during the period. In response to the Staff's comment, we have added a footnote to the table to clarify how the figure was calculated, as set forth on the changed page attached hereto as Schedule A.

Terra Secured Income Fund 5, LLC

July 7, 2017

Thank you for your assistance in reviewing this filing. If you have any questions regarding the above, please do not hesitate to contact the undersigned at (212) 753-5100, extension 215.

Sincerely,

/s/ Bruce Batkin

Bruce Batkin
Chief Executive Officer
Terra Secured Income Fund 5, LLC
805 Third Avenue, 8th Floor
New York, New York 10022

cc:	Securities and Exchange Commission
Paul Cline
Eric McPhee
Folake Ayoola

Terra Secured Income Fund 5, LLC

July 7, 2017

Schedule A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with our audited and unaudited consolidated financial statements and related notes thereto, the audited consolidated financial statements and related notes thereto of our REIT subsidiary, the audited consolidated financial statements and related notes thereto of Terra Funds 1 through 4, and the “Selected Financial Data” and “Business” sections included elsewhere in this Form 10. Our REIT subsidiary is not consolidated into our Fund as our REIT subsidiary is not an investment company. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 10, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should read Item 1A. “Risk Factors” and the “Cautionary Note Regarding Forward-Looking Statements” section of this Form 10 for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a real estate finance company that originates, structures and funds real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States. We make substantially all of our investments and conduct substantially all of our real estate lending business through our REIT subsidiary. Our objective is to provide attractive risk-adjusted returns to our members, primarily through dividends. There can be no assurances that we will be successful in meeting our objective.

On January 1, 2016, Terra Funds 1 through 4 merged with subsidiaries of our Fund, which in turn contributed the consolidated portfolio of net assets of the Terra Funds to our REIT subsidiary. We elected to engage in the REIT formation transactions to continue our business as a REIT for U.S. federal income tax purposes, and to provide our members with a more broadly diversified portfolio of assets while at the same time providing us with enhanced access to capital and borrowings, lower operating costs and enhanced opportunities for growth.

As of March 31, 2017, through our REIT subsidiary, we held a net investment portfolio (gross investments net of obligations under participation agreement) comprised of 35 investments in 16 states with an aggregate current principal balance of $304.0 million, a weighted average interest rate of 11.93%, a weighted average loan-to-value ratio of 71.25% and a weighted average remaining term to maturity of 1.01 years. The portfolio is diversified across loan products, property types and geographies.

In assessing the performance of our investments, we believe it is appropriate to evaluate the investments on an economic basis, that is, gross investments net of obligations under participation agreements and mortgage loan payable. The following table presents a reconciliation of our investment portfolio from a gross basis to net basis for the three months ended March 31, 2017 (dollar amounts are in millions):

	Three Months Ended March 31, 2017
	Weighted Average Principal Amount	Weighted Average Interest Rate
Gross investments	$341.0	11.99%
Obligations under participation agreements	(42.7)	12.61%
Mortgage Loan payable	(34.0)	6.05%
Net investments	$264.3	12.65%	(1)

(1)	Represents net interest income over the period (interest income on the investments less interest expense) divided by the weighted average principal amount of the net investments during the period.

Factors Impacting Operating Results

Our operating results are affected by a number of factors and primarily depend on, among other things, the level of the interest income from targeted assets, the market value of our assets and the supply of, and demand for, real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high quality commercial real estate in the United States, and the financing and other costs associated with our business. Interest income and borrowing costs may vary as a result of changes in interest rates, which could impact the net interest we receive on our assets. Our operating results may also be impacted by conditions in the financial markets and unanticipated credit events experienced by borrowers under our loan assets.

Market Risk

Our REIT subsidiary’s investments are highly illiquid and there is no assurance that it will achieve its investment objectives, including targeted returns. Due to the illiquidity of the investments, valuation of our REIT subsidiary’s investments may be difficult, as there generally will be no established markets for these investments.

Credit Risk

Credit risk represents the potential loss that our REIT subsidiary would incur if the borrowers failed to perform pursuant to the terms of their obligations to our REIT subsidiary. Our REIT subsidiary minimizes its exposure to credit risk by limiting exposure to any one individual borrower and any one asset class. Additionally, our REIT subsidiary employs an asset management approach and monitor the portfolio of investments, through, at a minimum, quarterly financial review of property performance including net operating income, loan-to-value, debt service coverage ratio, or DSCR, and the debt yield. Our REIT subsidiary also requires certain borrowers to establish a cash reserve, as a form of additional collateral, for the purpose of providing for future interest or property-related operating payments.